                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                 FINAL AMENDMENT

                             AUGUSTA PARTNERS, L.P.
                                (Name of Issuer)

                             AUGUSTA PARTNERS, L.P.
                      (Name of Person(s) Filing Statement)

                              PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                             Mr. Mitchell A. Tanzman
                           Augusta Management, L.L.C.
                             CIBC Oppenheimer Tower
                     One World Financial Center, 33rd Floor
                               200 Liberty Street
                               New York, NY 10281
                                 (212) 667-7649
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                900 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533
                                November 26, 1997
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction Valuation: $50,000,000 (a)         Amount of Filing Fee: $10,000 (b)
--------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price for partnership interests.

(b)   Calculated at 1/50th of 1% of the Transaction Valuation.

      [xx] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,000.00
Form or Registration No.: Schedule 13E-4
Filing Party: Augusta Partners, L.P.
Date of Filing: November 18, 1997

            This Final Amendment relates to the Issuer Tender Offer Statement on
Schedule 13E-4 originally filed on November 18, 1997 by Augusta Partners, L.P., a Delaware limited partnership (the "Partnership"), in connection with an offer to purchase, for cash, up to $50,000,000 of partnership interests in the Partnership or portions thereof, upon the terms and subject to the conditions set forth in the Offer to Purchase, a copy of which was attached as Exhibit B to the Schedule 13E-4, and in the related Letter of Transmittal, a copy of which was attached as Exhibit C to the Schedule 13E-4. This Final Amendment is being filed in connection with the expiration of the Offer to Purchase.

            The following information is furnished pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended, and General Instruction D to Schedule 13E-4:

            1. The Offer to Purchase expired at 12:00 Midnight, New York City time, on December 31, 1997.

            2. At the time the Offer to Purchase expired, $13,226,895.36 of partnership interests were validly tendered to, and accepted by, the Partnership pursuant to the Offer to Purchase.

            3.    In addition, this Final Amendment is being filed:

                  (i) to amend ITEM 1 of the Schedule 13E-4 by inserting at the end thereof the following:

                  Augusta Management, L.L.C., the manager (the "Manager") of the Partnership, and its affiliates tendered to the Partnership $4,370,311.00 of Partnership interests. The Partnership accepted all such interests so tendered.

                  (ii) to amend ITEM 9 and the Exhibit Index of the Schedule 13E-4 to reflect the addition of the following letters sent to limited partners, and to attach such letters as Exhibits D and E, as indicated below, to the
Schedule 13E-4:

            Exhibit                      Description
            -------                      -----------

               D. Letter dated January 8, 1998 from the Manager to Limited Partners in connection with acceptance of offers of tender.

               E. Letter dated January 8, from the Manager to Limited Partners in connection with the transmission of promissory note.

                                    SIGNATURE


            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    AUGUSTA PARTNERS, L.P.


                                    By: Augusta Management, L.L.C.
                                        Manager


                                    By: CIBC Oppenheimer Corp.
                                        Managing Member

                                        By:/s/ Mitchell A. Tanzman
                                           --------------------------
January 14, 1998                           Name:  Mitchell A. Tanzman
                                           Title: Managing Director

                                EXHIBIT INDEX


            Exhibit                      Description
            -------                      -----------

               D. Letter dated January 8, 1998 from the Manager to Limited Partners in connection with acceptance of offers of tender.

               E. Letter dated January 8, from the Manager to Limited Partners in connection with the transmission of promissory note.